Exhibit 99.1

Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

TASEKO MINES LIMITED

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Cdn$ in thousands, except share and per share amounts)

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2019	2018	2019	2018

Revenues	4	82,436	74,297	239,231	232,749
Cost of sales
Production costs	5	(70,119)	(40,555)	(192,539)	(149,196)
Depletion and amortization	5	(28,054)	(20,174)	(78,376)	(52,909)
Earnings (loss) from mining operations		(15,737)	13,568	(31,684)	30,644

General and administrative		(2,311)	(3,328)	(10,284)	(10,830)
Share-based compensation recovery (expense)		(155)	428	(2,268)	1,223
Project evaluation expenditures		(1,711)	154	(2,746)	(1,381)
Gain (loss) on derivatives	6	(1,299)	728	(2,150)	579
Other income		473	547	1,381	1,206
Income (loss) before financing costs and income taxes		(20,740)	12,097	(47,751)	21,441

Finance expenses	7	(10,425)	(9,829)	(30,215)	(28,873)
Finance income		482	296	1,089	940
Foreign exchange gain (loss)		(3,678)	5,833	8,632	(9,759)
Income (loss) before income taxes		(34,361)	8,397	(68,245)	(16,251)

Income tax (expense) recovery	8	9,853	(1,299)	24,794	197
Net income (loss)		(24,508)	7,098	(43,451)	(16,054)

Other comprehensive income (loss):
Unrealized gain (loss) on financial assets		(29)	70	1,299	(1,335)
Foreign currency translation reserve		2,039	(2,563)	(5,010)	3,954
Total other comprehensive income (loss)		2,010	(2,493)	(3,711)	2,619

Total comprehensive income (loss)		(22,498)	4,605	(47,162)	(13,435)

Earnings (loss) per share
Basic		(0.10)	0.03	(0.18)	(0.07)
Diluted		(0.10)	0.03	(0.18)	(0.07)

Weighted average shares outstanding (thousands)
Basic		246,194	228,373	243,145	227,684
Diluted		246,194	229,780	243,145	227,684

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Statements of Cash Flows

(Cdn$ in thousands)

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2019	2018	2019	2018

Operating activities
Net income (loss) for the period		(24,508)	7,098	(43,451)	(16,054)
Adjustments for:
Depletion and amortization		28,054	20,174	78,376	52,909
Income tax (recovery) expense	8	(9,853)	1,299	(24,794)	(197)
Share-based compensation expense (recovery)	15c	183	(386)	2,414	(994)
Loss (gain) on derivatives	6	1,299	(728)	2,150	(579)
Finance expenses, net		9,943	9,533	29,126	27,933
Unrealized foreign exchange (gain) loss		3,569	(5,244)	(9,378)	10,817
Amortization of deferred revenue	14	(977)	(937)	(2,930)	(2,809)
Deferred electricity repayments		-	-	-	(4,841)
Other operating activities		(771)	(205)	(1,027)	(205)
Net change in non-cash working capital	17	8,211	(12,551)	2,928	(16,022)
Cash provided by operating activities		15,150	18,053	33,414	49,958

Investing activities
Purchase of property, plant and equipment		(16,566)	(20,927)	(37,037)	(68,834)
Purchase of copper put options	6	(1,983)	-	(2,834)	(1,063)
Proceeds from copper put options		-	401	241	401
Investment in other financial assets		-	(253)	-	(253)
Other investing activities		198	153	400	495
Cash used for investing activities		(18,351)	(20,626)	(39,230)	(69,254)

Financing activities
Interest paid		(989)	(502)	(16,508)	(15,444)
Proceeds from equipment financings	13c,d	7,977	-	34,013	8,943
Repayment of leases and equipment loans		(4,115)	(3,034)	(14,984)	(8,984)
Proceeds on exercise of options		-	50	176	322
Cash provided by (used for) financing activities		2,873	(3,486)	2,697	(15,163)
Effect of exchange rate changes on cash and equivalents		255	(331)	(669)	(480)
Decrease in cash and equivalents		(73)	(6,390)	(3,788)	(34,939)
Cash and equivalents, beginning of period		41,950	51,682	45,665	80,231
Cash and equivalents, end of period		41,877	45,292	41,877	45,292

Supplementary cash flow disclosures	17

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Balance Sheets

(Cdn$ in thousands)

(Unaudited)

		September 30,	December 31,
	Note	2019	2018

ASSETS
Current assets
Cash and equivalents		41,877	45,665
Accounts receivable		5,281	14,735
Inventories	11	44,524	38,986
Other financial assets	9	1,537	3,581
Prepaids		2,200	1,464
		95,419	104,431

Property, plant and equipment	12	817,145	821,287
Other financial assets	9	42,666	41,380
Goodwill		5,460	5,625
		960,690	972,723

LIABILITIES
Current liabilities
Accounts payable and other liabilities		43,863	41,001
Current portion of long-term debt	13	16,508	9,856
Current portion of deferred revenue	14	3,985	3,907
Interest payable on senior secured notes		8,449	1,243
Current income tax payable		1,042	1,427
		73,847	57,434

Long-term debt	13	365,914	345,625
Provision for environmental rehabilitation (“PER”)		106,598	97,914
Deferred and other tax liabilities		58,586	83,793
Deferred revenue	14	39,475	39,367
Other financial liabilities		1,686	1,513
		646,106	625,646

EQUITY
Share capital		436,318	423,438
Contributed surplus		51,063	49,274
Accumulated other comprehensive income (“AOCI”)		10,353	14,064
Deficit		(183,150)	(139,699)
		314,584	347,077
		960,690	972,723

Commitments and contingencies	16

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Changes in Equity

(Cdn$ in thousands)

(Unaudited)

	Share capital	Contributed surplus	AOCI	Deficit	Total

Balance at January 1, 2018	422,091	47,478	389	(102,878)	367,080

Adjustment on initial application of IFRS 15	-	-	-	(1,047)	(1,047)
Adjusted balance at January 1, 2018	422,091	47,478	389	(103,925)	366,033

Share-based compensation	-	2,345	-	-	2,345

Exercise of options and warrants	431	(109)	-	-	322

Settlement of performance share units	900	(900)	-	-	-

Total comprehensive income (loss) for the period	-	-	2,619	(16,054)	(13,435)
Balance at September 30, 2018	423,422	48,814	3,008	(119,979)	355,265

Balance at January 1, 2019	423,438	49,274	14,064	(139,699)	347,077

Fair value of shares issued for Yellowhead acquisition	12,629	-	-	-	12,629

Share-based compensation	-	2,241	-	-	2,241

Exercise of options	251	(75)	-	-	176

Settlement of performance share units	-	(377)	-	-	(377)

Total comprehensive loss for the period	-	-	(3,711)	(43,451)	(47,162)
Balance at September 30, 2019	436,318	51,063	10,353	(183,150)	314,584

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

1.   REPORTING ENTITY

Taseko Mines Limited (the “Company” or “Taseko”) is a corporation governed by the British Columbia Business Corporations Act. These unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine month periods ended September 30, 2019 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture (“Gibraltar”), since its formation with Cariboo Copper Corporation (“Cariboo”) on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the State of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2.   SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as disclosed in Note 3. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2018, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Audit Committee on November 5, 2019.

(b) Use of judgments and estimates

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2018, except for the new significant estimates, assumptions and judgments related to lessee accounting under IFRS 16 Leases, described in Note 3.

3.   CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The Company has applied the following revised or new IFRS accounting standards that were issued and effective January 1, 2019:

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract that contains a lease arrangement. The Company adopted IFRS 16 effective January 1, 2019 using the modified retrospective method. Accordingly, the comparative information presented for 2018 has not been restated.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

IFRS 16 introduces significant accounting changes to the lessee by removing the distinction between operating and finance leases and requiring the recognition of a right-of-use asset (“ROU asset”) and a lease liability at the commencement of the lease for all leases, except for short-term leases (lease terms of 12 months or less) and leases of low value assets.

In applying IFRS 16 for all leases, except as noted above, the Company (i) recognizes the ROU asset and lease liabilities in the consolidated interim balance sheet, initially measured at the present value of future lease payments; (ii) recognizes the depreciation of ROU assets and interest on lease liabilities in the consolidated interim statement of income (loss); and (iii) separates the total amount of cash paid into a principal and interest portion (included within financing activities) in the consolidated interim statement of cash flows. For short-term leases and leases of low value assets, the Company continues to recognize a lease expense on a straight-line basis.

In transitioning to IFRS 16, the Company reviewed its contracts to identify whether they are a lease or contain a lease arrangement and some contracts were identified as containing leases under IFRS 16. The cumulative effect of the changes made to the consolidated January 1, 2019 balance sheet for the adoption of IFRS 16 was an increase to property plant and equipment by $6,254 and lease liabilities by $5,962. The weighted average discount rate for lease liabilities initially recognized on adoption of IFRS 16 was 5.6%.

The following is a reconciliation of the operating lease commitments as at December 31, 2018 to the recognized lease liabilities as at January 1, 2019:

Operating lease commitments as at December 31, 2018	4,813

Leases with a lease term of 12 months or less and low value	(414)

Leases identified in existing service and supply contracts	2,144

Effect from discounting	(581)

Lease liabilities due to initial application of IFRS 16 as at January 1, 2019	5,962

New Accounting Policy for Leases Under IFRS 16

The Company assesses whether a contract is a lease or contains a lease, at the inception of a contract. The Company recognizes a ROU asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the exception of short-term and low value leases, which are recognized on a straight-line basis over the lease term.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement date, and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset and is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

ROU assets are included in property, plant, and equipment, and the lease liability is included in debt in the consolidated interim balance sheet (Note 13b).

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

4.   REVENUE

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Copper contained in concentrate	84,424	74,904	235,737	236,732

Molybdenum concentrate	5,959	8,044	23,407	17,892

Silver (Note 14)	1,063	1,000	3,156	3,169

Price adjustments on settlement receivables	(2,265)	(3,617)	(3,670)	(7,725)

Total gross revenue	89,181	80,331	258,630	250,068

Less: Treatment and refining costs	(6,745)	(6,034)	(19,399)	(17,319)

Revenue	82,436	74,297	239,231	232,749
5. COST OF SALES
	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Site operating costs	61,268	63,436	183,392	169,984

Transportation costs	4,889	5,149	12,807	12,507

Changes in inventories of finished goods	1,272	(17,439)	(6,763)	(17,593)

Changes in inventories of ore stockpiles	2,690	(6,716)	3,103	(7,827)

Insurance recovery	-	(3,875)	-	(7,875)

Production costs	70,119	40,555	192,539	149,196

Depletion and amortization	28,054	20,174	78,376	52,909

Cost of sales	98,173	60,729	270,915	202,105

Site operating costs include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

During the three and nine months ended September 30, 2019, the Company recorded an impairment of $849 and $2,717, respectively, to adjust the carrying value of ore stockpile inventories to net realizable value, of which $315 and $1,016, respectively, is recorded in depletion and amortization.

During the nine months ended September 30, 2018, the Company recognized an insurance recovery of $7,875 (75% basis) related to the Cariboo region wildfires in 2017.

6.   DERIVATIVE INSTRUMENTS

In February 2019, the Company purchased copper put option contracts for 15 million pounds of copper with maturity dates ranging from February to April 2019, at a strike price of US$2.80 per pound and total cost of $851. In August 2019, the Company purchased additional copper put option contracts for 33 million pounds of copper with maturity dates ranging from September to December 2019, at a strike price of US$2.50 per pound, at a total cost of $1,983.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

The following table outlines the gains and losses associated with derivative instruments:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Realized (gain) loss on copper put options	781	(194)	1,632	2,107

Unrealized (gain) loss on copper put options	518	(534)	518	(2,686)
	1,299	(728)	2,150	(579)
7. FINANCE EXPENSES
	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Interest expense	8,867	8,221	25,679	23,920

Finance expense – deferred revenue (Note 14)	1,039	1,020	3,116	3,162

Accretion on PER	519	588	1,420	1,791
	10,425	9,829	30,215	28,873
8. INCOME TAX
	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Current expense	44	280	452	770

Deferred expense (recovery)	(9,897)	1,019	(25,246)	(967)
	(9,853)	1,299	(24,794)	(197)

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

9.   OTHER FINANCIAL ASSETS

	September 30, 2019	December 31, 2018

Current:

Marketable securities (Note 10)	854	3,581

Copper put option contracts (Note 6)	683	-

	1,537	3,581

Long-term:

Investment in subscription receipts	2,400	2,400

Reclamation deposits	32,766	31,480

Restricted cash	7,500	7,500

	42,666	41,380

Marketable securities at December 31, 2018 include an investment in Yellowhead, which was carried at a fair value of $2,810 at December 31, 2018 (Note 10).

10. YELLOWHEAD ACQUISITION

In December 2018, the Company entered into an agreement to acquire all of the outstanding common shares of Yellowhead Mining Inc. (“Yellowhead”) that it did not already own, in exchange for approximately 17.3 million Taseko common shares. The transaction was structured as a plan of arrangement pursuant to the Business Corporations Act (British Columbia) and required the approval of the Supreme Court of British Columbia and Yellowhead shareholders. The acquisition closed on February 15, 2019.

The total purchase consideration was calculated as follows:

Fair value of common shares issued (17,300,385 shares at $0.73 per share)	12,629

Fair value of previously held investment in Yellowhead	3,365

Acquisition related costs	272

16,266

The Company has incurred acquisition costs totaling $272 for legal and other fees, which have been included in the purchase price consideration.

Prior to the acquisition, the Company held a 21% equity interest in Yellowhead. This investment was previously accounted for as a FVOCI financial asset and was remeasured to its fair value of $3,365 based on the trading price of its common shares on the acquisition date, and that amount was included as part of the purchase consideration.

Yellowhead had cumulative tax pools of approximately $57,000 comprised of non-capital losses and resource deductions at the date of acquisition. A full valuation allowance was provided against the deferred tax assets arising from these tax pools due to uncertainty over the timing of their potential utilization.

The acquisition has been accounted for as an asset acquisition and accordingly, the purchase consideration has been allocated to the assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. The following sets forth the allocation of the purchase price:

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

Cash and cash equivalents	187

Accounts receivable and other assets	14

Reclamation deposits	85

Property, plant and equipment	16,240

Accounts payable and other liabilities	(260)

16,266

Yellowhead is in the development stage and does not generate revenues. Yellowhead project related expenditures were $945 for the period since acquisition and are expensed as project evaluation expenditures.

11. INVENTORIES

	September 30, 2019	December 31, 2018

Ore stockpiles	4,970	8,532

Copper contained in concentrate	9,926	3,166

Molybdenum concentrate	552	549

Materials and supplies	29,076	26,739

	44,524	38,986

12. PROPERTY, PLANT & EQUIPMENT

The following schedule shows the continuity of property, plant and equipment net book value for the three and nine months ended September 30, 2019:

	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2019

Net book value beginning of period	816,908	821,287

Additions:

Taseko capital expenditures	62	62

Gibraltar capital expenditures (incl.capitalized stripping costs)	18,442	35,343

Florence Copper development costs	4,402	11,323

Aley development costs	356	517

Other items:

Right of use assets (Note 3)	116	9,562

Rehabilitation costs asset	3,408	8,025

Yellowhead acquisition (Note 10)	-	16,240

Disposals	(56)	(1,795)

Foreign exchange translation	1,867	(4,776)

Depletion and amortization	(28,360)	(78,643)

Net book value at September 30, 2019	817,145	817,145

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

During the three and nine months ended September 30, 2019, the Company capitalized stripping costs of $9,721 and $20,779, respectively. Additions to Gibraltar capital expenditures in the three and nine month periods also include $1,143 and $2,204 of non-cash depreciation on mining assets related to capitalized stripping, respectively.

Depreciation related to the right of use assets for the three and nine months periods ended September 30, 2019 was $1,105 and $3,036, respectively.

As at September 30, 2019, the net book value of property, plant and equipment includes $605.6 million for the Gibraltar Mine and $181.6 million for the Florence Copper Project. Since its acquisition in November 2014, the Company has incurred and capitalized a total of $84.8 million in project development and other costs, including capitalized interest, for the Florence Copper Project.

13. DEBT

	September 30, 2019	December 31, 2018

Current:

Lease liabilities (b)	8,018	6,506

Secured equipment loans (c)	6,680	3,350

Lease related obligations (d)	1,810	-

	16,508	9,856

Long-term:

Senior secured notes (a)	323,482	331,683

Lease liabilities (b)	11,979	7,604

Secured equipment loans (c)	20,535	6,338

Lease related obligations (d)	9,918	-

	365,914	345,625

Total debt	382,422	355,481

(a) Senior Secured Notes

In June 2017, the Company completed an offering of US$250,000 aggregate principal amount of senior secured notes (“the Notes”). The Notes mature on June 15, 2022 and bear interest at an annual rate of 8.750%, payable semi-annually on June 15 and December 15.

The Notes are secured by liens on the shares of Taseko’s wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary’s rights under the joint venture agreement relating to the Gibraltar Mine. The Notes are guaranteed by each of Taseko’s existing and future restricted subsidiaries, other than Yellowhead. The Company is able to incur limited amounts of additional secured and unsecured debt under certain conditions as defined in the Note indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company’s financial performance.

The Company may redeem some or all of the Notes at any time on or after June 15, 2019, at redemption prices ranging from 104.375% to 100%, plus accrued and unpaid interest to the date of redemption. On a change of control, the Notes are redeemable at the option of the holder at a price of 101%.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

(b) Lease Liabilities

Lease liabilities includes the Company’s outstanding lease liabilities under IFRS 16.

In July 2019, Gibraltar entered into a 7 year lease for a new large wheel loader. The lease is repayable in monthly installments and secured by equipment with a carrying value of $5,631. The lease obligation bears a fixed interest rate of 6.3% with a final maturity date of June 20, 2026.

(c) Secured Equipment Loans

In May 2019, Gibraltar entered into an equipment loan with the Company’s share of proceeds being $13,875. The loan bears interest at an annual rate of 5.2%, is secured by existing mining equipment at the Gibraltar Mine and is repayable in monthly installments with a final maturity date of May 6, 2024. A portion of the proceeds of the loan were used to repay an existing equipment loan of $1,362 and the remaining funds are available for general working capital purposes.

In August 2019, Gibraltar entered into an equipment loan with the Company’s share of proceeds being $7,977. The loan bears interest at an annual rate of 6.4%, is secured by existing mining equipment at the Gibraltar Mine and is repayable in monthly installments with a final maturity date of August 13, 2023. The proceeds of the loan are available for general working capital purposes.

(d) Lease Related Obligations

In June 2019, Gibraltar entered into a sale leaseback transaction on some equipment, with the Company’s share of proceeds being $12,161. The lease has a term of 54 months. At the end of the lease, the Company can either re-lease the equipment, purchase the equipment at fair market value or return the equipment. The lease contains a fixed price early buy-out option exercisable at the end of 48 months. A portion of the proceeds of the financing were used to settle an equipment lease early in the amount of $2,451 and the remaining funds are available for general working capital purposes.

(e) Debt Continuity

The following schedule shows the continuity of total debt for the first nine months of 2019:

Total debt as at December 31, 2018	355,481

Lease additions on initial application of IFRS 16 (Note 3)	5,962

Lease additions	10,263

Equipment loan net proceeds	21,852

Lease related obligations on sale leaseback transaction	12,161

Lease liabilities and equipment loans repayments	(14,984)

Unrealized foreign exchange gain	(10,114)

Amortization of deferred financing charges	1,801

Total debt as at September 30, 2019	382,422

14. DEFERRED REVENUE

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. (“Osisko”), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko’s share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

The Company recorded the initial deposit received as deferred revenue and recognizes amounts in revenue as silver is delivered to Osisko. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

The following table summarizes changes in deferred revenue:

Balance at December 31, 2018	43,274

Finance expense (Note 7)	3,116

Amortization of deferred revenue	(2,930)

Balance at September 30, 2019	43,460

15. EQUITY

(a)   Share Capital

Common shares (thousands)

Common shares outstanding at January 1, 2019	228,431

Issued to acquire Yellowhead (Note 10)	17,300

Exercise of share options	463

Common shares outstanding at September 30, 2019	246,194

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b)   Share Purchase Warrants

At September 30, 2019, the Company had 3,000,000 share purchase warrants outstanding at an exercise price of $2.74 per share and with an expiry date of April 1, 2020.

(c) Share-Based Compensation

	Options (thousands)	Average price

Outstanding at January 1, 2019	10,337	$1.64

Granted	4,612	0.75

Exercised	(463)	0.38

Cancelled/forfeited	(117)	1.75

Expired	(3,552)	2.23

Outstanding at September 30, 2019	10,817	$1.12

Exercisable at September 30, 2019	7,254	$1.16

During the nine month period ended September 30, 2019, the Company granted 4,611,500 (2018 – 1,724,500) share options to directors, executives and employees, exercisable at an average exercise price of $0.75 per

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

common share over a five year period. The total fair value of options granted was $1,891 (2018 – $2,483) based on a weighted average grant-date fair value of $0.41 (2018 – $1.44) per option.

The fair value of options was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the Black-Scholes formula are as follows:

Nine months ended September 30, 2019

Expected term (years)	5

Forfeiture rate	0%

Volatility	64%

Dividend yield	0%

Risk-free interest rate	1.8%

Weighted-average fair value per option	$0.41

The Company has other share-based compensation plans in the form of Deferred Share Units (“DSUs”) and Performance Share Units (“PSUs”).

The continuity of DSUs and PSUs issued and outstanding is as follows:
	DSUs (thousands)	PSUs (thousands)

Outstanding at January 1, 2019	2,328	1,210

Granted	682	875

Settled	-	(410)

Outstanding at September 30, 2019	3,010	1,675

During the nine month period ended September 30, 2019, 682,000 DSUs were issued to directors (2018 - 385,000) and 875,000 PSUs to senior executives (2018 – 400,000). The fair value of DSUs and PSUs granted was $1,696 (2018 - $2,982), with a weighted average fair value at the grant date of $0.78 per unit for the DSUs (2018 - $2.86 per unit) and $1.33 per unit for the PSUs (2018 - $4.70 per unit).

Share based compensation expense (recovery) is comprised as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Share options	321	342	1,481	1,873

Performance share units	254	157	761	473

Change in fair value of deferred share units	(392)	(885)	172	(3,340)

	183	(386)	2,414	(994)

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

16. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at September 30, 2019 are presented in the following table:

Remainder of 2019	312

2020	8,607

2021	5,363

2022	894

2023	-

2024 and thereafter	-

Total operating commitments	15,176

As at September 30, 2019, the Company had outstanding capital commitments of $135 (At December 31, 2018: $298).

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by Gibraltar, in which it holds a 75% interest. As a result, the Company has effectively guaranteed Cariboo’s 25% share of this debt which amounted to $17,592 as at September 30, 2019.

17. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Change in non-cash working capital items

Accounts receivable	318	4,366	9,222	6,885

Inventories	2,680	(25,727)	(5,538)	(29,069)

Prepaids	149	223	(1,022)	(782)

Accounts payable and accrued liabilities	5,011	2,043	1,137	1,543

Advance payments on product sales	-	8,011	-	8,011

Interest payable	53	(88)	16	(64)

Income tax payable	-	(1,379)	(887)	(2,546)

	8,211	(12,551)	2,928	(16,022)

18. RELATED PARTY TRANSACTIONS

(a) Termination of Service Agreement with HDSI

On December 31, 2018, the Company terminated the services agreement with Hunter Dickinson Services Inc. (“HDSI”), which was a related party as three directors of the Company are also principals of HDSI. In 2018 and

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

prior years, HDSI invoiced the Company for their executive services (director fees) and for other services provided by HDSI under a services agreement dated July 2010.

Effective from January 1, 2019 HDSI no longer provides services to the Company, and the Company had no transactions with HDSI, except for a reimbursement of warehouse rental costs in the amount of $10 and $30 for the three and nine month period ended September 30, 2019.

For the three month period ended September 30, 2018, the Company incurred total costs of $286 in transactions with HDSI. Of these, $108 related to administrative, legal, exploration and tax services, $108 related to reimbursements of office rent costs, and $70 related to director fees for two Taseko directors who are also principals of HDSI.

For the nine month period ended September 30, 2018, the Company incurred total costs of $1,016 in transactions with HDSI. Of these, $388 related to administrative, legal, exploration and tax services, $418 related to reimbursements of office rent costs, and $210 related to director fees for two Taseko directors who are also principals of HDSI.

(b) Gibraltar Joint Venture

Under the terms of the joint venture operating agreement, Gibraltar pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of Gibraltar and invoices Gibraltar for these expenses.

For the three month period ended September 30, 2019, management income for $301 (Q3 2018: $293) and reimbursable compensation expenses and third party costs of $16 (Q3 2018: $81) were charged to Cariboo.

For the nine month period ended September 30, 2019, management income for $884 (2018: $875) and reimbursable compensation expenses and third party costs of $55 (2018: $127) were charged to Cariboo.

19. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of the senior secured notes is $304,572 and the carrying value is $323,482 at September 30, 2019. The fair value of all other financial assets and liabilities approximates their carrying value.

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

	Level 1	Level 2	Level 3	Total
September 30, 2019

Financial assets designated as FVOCI

Marketable securities	854	-	-	854

Investment in subscription receipts	-	-	2,400	2,400

Reclamation deposits	32,766	-	-	32,766
	33,620	-	2,400	36,020
December 31, 2018

Financial assets designated as FVOCI

Marketable securities	3,581	-	-	3,581

Investment in subscription receipts	-	-	2,400	2,400

Reclamation deposits	31,480	-	-	31,480
	35,061	-	2,400	37,461

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at September 30, 2019.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the lease liabilities and secured equipment loans, Level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.46% based on the relevant loans effective interest rate.

The fair values of the Level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. At September 30, 2019, the Company had settlement receivables of $4,054.

The subscription receipts, a Level 3 instrument, are valued based on a management estimate. As the subscription receipts are an investment in a private exploration and development company, there are no observable market data inputs. At September 30, 2019 the determination of the estimated fair value of the investment includes comparison to the market capitalization of comparable public companies.

Commodity Price Risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. The Company enters into copper put option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

As at September 30, 2019
Copper increase/decrease by US$0.26/lb.[1]	4,656

1The analysis is based on the assumption that the period end copper price increases/decreases 10% with all other variables held constant. At September 30, 2019, 13.7 million pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at September 30, 2019 of CAD/USD 1.3243 was used in the analysis.

The sensitivities in the above table have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.